UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AZURE POWER GLOBAL LIMITED

(Name of Issuer)

Equity Shares, $0.000625
(Title of Class of Securities)

V0393H103
(CUSIP Number)

Adam Schwartzman
Ruth Horowitz

Infrastructure and Natural Resources

International Finance Corporation

IFC GIF Investment Company I

IFC Global Infrastructure Fund, LP

IFC Global Infrastructure (GP) LLC

2121 Pennsylvania Avenue, NW

Washington, District of Columbia 20433

United States

(202) 473-9503

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS International Finance Corporation**
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION International Organization established by Articles of Agreement among its Member Countries
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,850,881
	8	SHARED VOTING POWER 7,283,792
	9	SOLE DISPOSITIVE POWER 2,850,881
	10	SHARED DISPOSITIVE POWER 7,283,792
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,134,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14		TYPE OF REPORTING PERSON (See Instructions) OO

** International Finance Corporation (“IFC”) is an international organization established by Articles of Agreement among its member countries, including the United States, and as such, enjoys certain immunities, privileges and exemptions, including the freedom of all of its property and assets from restrictions, regulations, controls and moratoria of any nature. The voluntary provision by IFC of the following information does not in any way constitute or imply a waiver, termination or modification by IFC of any privilege, immunity or exemption of IFC granted in the Articles of Agreement establishing IFC, international conventions, or applicable law.

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SCHEDULE 13D

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS IFC GIF Investment Company I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,283,792
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,283,792
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,283,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

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SCHEDULE 13D

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS IFC Global Infrastructure Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,283,792
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,283,792
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,283,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14		TYPE OF REPORTING PERSON (See Instructions) PN

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SCHEDULE 13D

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS IFC Global Infrastructure (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,283,792
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,283,792
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,283,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

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ITEM 1. SECURITY AND ISSUER

This amendment no. 4 (“Amendment No. 4”) to Schedule 13D relates to the Schedule 13Ds filed by the Reporting Persons on October 21, 2016, as amended by amendment no. 3 to the Original Schedule 13Ds filed by Reporting Persons on February 11, 2021 (the “Original Schedule 13Ds”). This Amendment No. 4 relates to the equity shares at $0.000625 par value per share (the “Equity Shares”), of Azure Power Global Limited, a public company limited by shares incorporated in Mauritius on January 30, 2015 (the “Issuer”), with its principal executive offices located at 3rd Floor, Asset 301-304 and 307, WorldMark 3, Aerocity, New Delhi, 110037, India. The Equity Shares are listed on the New York Stock Exchange under the ticker symbol “AZRE.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13Ds. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as specifically set forth in this Amendment No. 4, the Original Schedule 13Ds are unchanged.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13Ds, as amended by Amendment No. 3, are hereby amended to add the following information for updating:

The Reporting Persons intend to sell Equity Shares beneficially owned by them from time to time as they determine appropriate depending upon market conditions, subject to compliance with applicable law. In accordance with the foregoing, from September 2020 through March 2021, the Reporting Persons filed eight Form 144 Notice of Proposed Sale of Securities Pursuant to Rule 144 relating to the proposed sale by IFC and GIF of Equity Shares in accordance with Rule 144 promulgated by the SEC under the Securities Act of 1933, as amended.

Sales of shares of Equity Shares may be made by each Reporting Person, at any time and from time to time, in the open market (including, without limitation, under Rule 144 and/or pursuant to the resale registration statement filed by the Issuer pursuant to the Registration Rights Agreement that was declared effective by the SEC), in privately negotiated transactions or otherwise. Each Reporting Person may also acquire additional securities of the Issuer from time to time. Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and its investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13Ds are hereby amended and restated to read in full as follows:

(a) GIF is the owner of all equity interests of GIF Fund, while GP controls GIF and possesses indirect voting power and dispositive control over GIF Fund. IFC possesses management power and dispositive control over GIF Fund through its dispositive control over GP. As of the date of filing of this Amendment No. 4 (the “Filing Date”), GIF Fund holds 7,283,792 Equity Shares, while IFC holds 2,850,881 Equity Shares of the Issuer. Based on information disclosed in the Issuer’s Form 6-K filed with the SEC on February 10, 2021, there were 48,170,194 Equity Shares deemed issued and outstanding as of December 31, 2020. As a result of the foregoing, for purposes of Section 240.13d-3, IFC is deemed to beneficially own 10,134,673 Equity Shares, or 21.0% of the Equity Shares deemed issued and outstanding as of the Filing Date. Meanwhile, GIF, GIF Fund and GP own 7,283,792 Equity Shares, or 15.1% of the Equity Shares deemed issued and outstanding as of the Filing Date. This report shall not be deemed an admission that Reporting Persons or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act, or for any other purpose.

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(b) The aggregate number and percentage of Equity Shares beneficially owned by each Reporting Person and the number of Equity Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 4 and are incorporated herein by reference.

(c) Reporting Persons have sold 520,872 Equity Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $31.23 per share since the most recent filing of the amended Schedule 13D by the Reporting Persons on February 11, 2021 (“Amendment No. 3”). Except as set forth on Schedule A attached hereto, no transactions in the Equity Shares were effected by the Reporting Persons since Amendment No. 3 was filed. Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such price range set forth in Schedule A.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Equity Shares.

(e) Not applicable.

Schedule A

Shares Sold by IFC

Date	Number of Shares Sold*	Price Per Share**
2/12/2021	23,125	$35.29(1)
2/16/2021	34,259	$36.09(2)
2/17/2021	20,200	$33.82(3)
2/18/2021	22,630	$32.15(4)
2/19/2021	24,044	$33.45(5)
2/22/2021	26,264	$31.15(6)
2/23/2021	99,035	$31.33(7)
2/24/2021	34,162	$31.24(8)
2/25/2021	29,376	$30.39(9)
2/26/2021	23,935	$30.28(10)
3/1/2021	27,874	$32.57(11)
3/2/2021	14,330	$31.52(12)
3/3/2021	17,920	$30.03(13)
3/5/2021	17,752	$26.63(14)
3/8/2021	15,013	$26.25(15)
3/9/2021	21,550	$27.82(16)
3/10/2021	23,200	$28.60(17)
3/11/2021	46,203	$29.60(18)

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Shares Sold by GIF

Date	Number of Shares Sold	Price Per Share**
2/12/2021	16,620	$35.29(1)
2/16/2021	24,622	$36.09(2)
2/17/2021	14,518	$33.82(3)
2/18/2021	16,264	$32.15(4)
2/19/2021	17,280	$33.45(5)
2/22/2021	18,876	$31.15(6)
2/23/2021	71,177	$31.33(7)
2/24/2021	24,552	$31.24(8)
2/25/2021	21,113	$30.39(9)
2/26/2021	17,202	$30.28(10)
3/1/2021	20,033	$32.57(11)
3/2/2021	10,299	$31.52(12)
3/3/2021	12,879	$30.03(13)
3/5/2021	12,758	$26.63(14)
3/8/2021	10,790	$26.25(15)
3/9/2021	15,488	$27.82(16)
3/10/2021	16,674	$28.60(17)
3/11/2021	33,206	$29.60(18)

(1) Reflects a weighted average sale price of $35.29 per share, at prices ranging from $33.89 to $36.28 per share.

(2) Reflects a weighted average sale price of $36.09 per share, at prices ranging from $33.89 to $38.06 per share.

(3) Reflects a weighted average sale price of $33.82 per share, at prices ranging from $33.13 to $35.05 per share.

(4) Reflects a weighted average sale price of $32.15 per share, at prices ranging from $31.55 to $33.48 per share.

(5) Reflects a weighted average sale price of $33.45 per share, at prices ranging from $32.32 to $33.80 per share.

(6) Reflects a weighted average sale price of $31.15 per share, at prices ranging from $30.34 to $32.74 per share.

(7) Reflects a weighted average sale price of $31.33 per share, at prices ranging from $30.00 to $32.75 per share.

(8) Reflects a weighted average sale price of $31.24 per share, at prices ranging from $30.00 to $32.18 per share.

(9) Reflects a weighted average sale price of $30.39 per share, at prices ranging from $30.00 to $31.40 per share.

(10) Reflects a weighted average sale price of $30.28 per share, at prices ranging from $30.00 to $30.57 per share.

(11) Reflects a weighted average sale price of $32.57 per share, at prices ranging from $30.74 to $33.52 per share.

(12) Reflects a weighted average sale price of $31.52 per share, at prices ranging from $30.80 to $33.24 per share.

(13) Reflects a weighted average sale price of $30.03 per share, at prices ranging from $30.00 to $30.90 per share.

(14) Reflects a weighted average sale price of $26.63 per share, at prices ranging from $25.50 to $27.25 per share.

(15) Reflects a weighted average sale price of $26.25 per share, at prices ranging from $25.53 to $27.51 per share.

(16) Reflects a weighted average sale price of $27.82 per share, at prices ranging from $25.90 to $28.75 per share.

(17) Reflects a weighted average sale price of $28.60 per share, at prices ranging from $27.54 to $30.22 per share.

(18) Reflects a weighted average sale price of $29.60 per share, at prices ranging from $28.17 to $30.14 per share.

* The chart reflecting shares sold by IFC aggregates those shares sold by IFC and GIF.

** Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

March 16, 2021	International Finance Corporation

/s/ Adam Schwartzman
Signature

Name: Adam Schwartzman
Title: Portfolio Manager, Infrastructure, East Asia and Pacific

IFC GIF INVESTMENT COMPANY I

/s/ Ruth Horowitz
Signature

Name: Ruth Horowitz
Title: Authorized Signatory

EXECUTED

for and on behalf of

IFC GLOBAL INFRASTRUCTURE FUND, LP

acting by its general partner

IFC GLOBAL INFRASTRUCTURE FUND (GP) LLC

By: IFC ASSET MANAGEMENT COMPANY
(a division of International Finance Corporation)

/s/ Ruth Horowitz
Signature

Name: Ruth Horowitz
Title: Authorized Signatory

IFC GLOBAL INFRASTRUCTURE FUND (GP) LLC By: IFC ASSET MANAGEMENT COMPANY (a division of International Finance Corporation)

/s/ Ruth Horowitz
Signature

Name: Ruth Horowitz
Title: Authorized Signatory

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